Exhibit 99.1

ICON Announces New Appointments

Dublin, Ireland, Monday, August 30, 2005 – ICON plc (NASDAQ: ICLR) today announced the appointment of Mr. Sean Leech, currently Chief Financial Officer, to the position of Executive Vice President – Commercial and Organisational Development. This new role will focus on identifying and supporting initiatives to enhance margins, to develop new business lines and to integrate acquisitions. The role will also oversee ICON’s investor relations’ programme.

“Sean has been an outstanding CFO for ICON” commented ICON’s Chief Executive, Peter Gray. “I am delighted to be able to appoint someone with his skills and experience to this role, which will be key to supporting ICON’s continued growth and development”.

Mr. Ciaran Murray, who will join ICON on October 3, 2005, will succeed Mr. Leech as CFO. Mr. Murray was previously CFO of Codec Systems Limited, an IT company headquartered in Ireland. He has also held Senior Financial positions with Novell Inc. and Kraft Foods and has worked in Ireland, Italy the UK and the US during his career. He qualified as a Chartered Accountant with Price Waterhouse Coopers in 1988.

Source: ICON plc

Contact: Investor Relations +1-888-381-7923 or

Sean Leech CFO +353-1-291-2000

both at ICON.